

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2018

Frizzell J. Frizzell Jr.
Chief Operating Officer
Inn of the Mountain Gods Resort and Casino
287 Carrizo Canyon Road
Mescalero, NM 88340

>   **Re: Inn of the Mountain Gods Resort and Casino**
>   **Application for Qualification of Indenture on Form T-3**
>   **Filed June 8, 2018**
>   **File No. 022-29055**

Dear Mr. Frizzell Jr.:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Form T-3 filed June 8, 2018

General

1.   Please have each guarantor/obligor identified on the cover page file an application on Form T-3 and confirm that each such guarantor/obligor has provided the information required by the form. For guidance, refer to Section 303(12) of the Trust Indenture Act of 1939 and Question 201.03 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Frizzell J. Frizzell Jr.
Inn of the Mountain Gods Resort and Casino
July 3, 2018
Page 2

Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

Please contact Donald E. Field at (202) 551-3680 or Laura Nicholson at (202) 551-3584 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure